SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON MAY 25th, 2012

DATE, TIME AND PLACE: May 25th 2012, at 9:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci, either in person or by means of audio and video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Messrs. Oscar Chiccetti e Maílson Ferreira da Nóbrega. The meeting was also attended by Messrs. Claudio Zezza, Chief Financial Officer, Mario Girasole, Regulatory Affairs Officer, Roger Sole Rafols, Chief Marketing Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Paolo Stoppaccioli, Chief Human Resources Officer, Luigi Cardone, Chief Technology Officer, Janilson Bezerra da Silva Junior, responsible for the Technical-Innovation area, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To resolve on the attendance of the Company at the Auction of 4G Frequency; (2) To resolve on the authority limits of the Board of Officers of the Company; (3) To resolve on the Enterprise Risk Management of the Company; (4) Other issues related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous vote and with the abstention of the legally restricted Board Members, decided to registered their decisions, as follows: (1) Mrs. Mario Girasole presented the project related to the participation of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company, at the Auction of the Bid Nr. 004/2012/PVCP/SPV – ANATEL (“4G Auction”), carried out by the National Agency of Telecommunications – ANATEL (“ANATEL”). Such presentation encompassed a brief background of the technological evolution in the country and the expectations for the coming years, and also included a thoroughly view of all regulatory, economic-financial, commercial and competitive aspects in  which the Company’s management based its recommendation  of TCEL taking part in the 4G Auction. After some clarifications and discussions, the Board Members approved the participation of TCEL in all phases of the 4G Auction. Accordingly, the Board of Directors authorized TCEL’s Statutory Officers, acting individually, or TCEL’s attorneys-in-fact, acting jointly, without any limitation of the amounts involved, to take any actions, to executed any instruments, contracts, terms, and provide any statements that may be faithful necessary for the implementation of the deliberation hereto, including  but not limited to: (i) to enter into guarantee proposals and implementation of commitments covered in any models admitted by the Public Bidding of 4G Auction; (ii) to present the proposals and any other acts related to the participation of TCEL at the 4G Auction; (iii) to obtain, later on, the radiofrequency use authorizations resulting from the 4G Auction, as defined and at the dates set forth by ANATEL; (iv) to elaborate, execute, present and renew price proposals, including substitutes, and to make bids; (v) to present identification, tax regularity and habilitation documents; (vi) to provide receipts; (vii) to initialize envelops and documents; (viii) to sign presence list and minutes of meetings; (ix) to issue and execute statements; (x) to present oppositions and requirements; (xi) to give up an appeal period; (xii) to present an appeal and reconsideration requests and also to oppose them; (xiii) to obtain and give guarantees; (xiv) to take all the necessary measures on the definition and indication of the sites related to the  commitments resulting from the 4G Auction; and (xv) to execute authorization terms, ultimately, to take all and any actions related to the 4G Auction and the radiofrequency use authorizations arising from the 4G Auction; (2) After the presentation made by Mr. Jaques Horn regarding the operations needs of the Company and of TCEL, the Board members determined that the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Article 30 of the Company`s By-Laws. The Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and execute any and all document on behalf of the Company, limited by the provisions established by law and the Company`s By-laws. The other Company`s Statutory Officers, within their respective areas, shall have the authority to, acting individually, carry out acts and execute documents on behalf of the Company, in compliance with the provisions of the Company’s By-laws and within the following empowerment: (a) Chief Financial Officer: for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to the maximum amount of thirty million Reais (R$30,000,000.00) per operation or series of related operations; (b) Chief Financial Officer, Regulatory Affairs Officer and Legal Officer: up to the maximum amount of thirty million Reais (R$30,000,000.00) per operation or series of related operations: and (c) Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer, Wholesale Officer and Investor Relations Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Statutory Officers shall have the authority to grant powers-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-laws; (3) After Mr. Claudio Zezza explained the general guidelines of the Enterprise Risk Management of the Company, based on the material sent to the Board members which is filed in the Company’s headquarters, the Board approved the herein referred policy; (4) By means of the presentation made by Mr. Paolo Stoppaccioli, the Board of Directors acknowledged the result of the Management by Objectives (“MBO”) of 2011, and approved the terms and conditions of the MBO of 2012, based on the material filed in the Company’s headquarter and presented to the Company’s Compensation Committee, in the meeting held in this date, which issued a favorable opinion regarding the MBO of 2012.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Stefano de Angelis, Andrea Mangoni, Adhemar Gabriel Bahadian e Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 25th, 2012.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 25, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.